Accession Deed
This deed is dated 6 May___ 2015 and is made between:
1)
Caterpillar Financial Services Corporation (the New Beneficiary); and
2)
Nedbank Limited (acting through its Nedbank Capital division) as Security Trustee.
This deed witnesses that in consideration of, among other things, the mutual promises contained in this document, the parties agree as follows:
1.
Interpretation
1.1
Incorporated definitions
A word or phrase defined is the Security Trust Deed has the same meaning in this document.
1.2
Definitions
In this document:
Effective Date means the later of:
1) the date of this document; or
2)
the date that the Security Trustee confirms that its KYC Checks with respect to the
New Beneficiary are satisfied;
Security Trust Deed means the deed entitled ”Harmony Security Trust Deed” dated 21
September 2011 between each party listed in Part I of Schedule 1 of that deed as Original
USD Lenders (as defined therein), each party listed in Part II of Schedule 1 of that deed as original ZAR lenders (as defined therein), Nedbank Limited (acting through its Nedbank
Capital division) as USD Facility Agent, Nedbank Limited (acting through its Nedbank Capital division) as ZAR Facility Agent and the Security Trustee, and as otherwise varied, amended or restated from time to time.
1.3
Interpretation
Clause 1 (Definitions and interpretation) and clause 3 (Rights to the Security Trustee) of the
Security Trust Deed apply to this document as if set out in full in this document.
1.4
Finance Document
The parties to this document agree that this document is a USD Finance Document and a
ZAR Finance Document.
2.
New Beneficiary becomes a Party
With effect on and from the Effective Date:
1) the New Beneficiary is taken to be a party to the Security Trust Deed;
2)
the New Beneficiary becomes bound by the Security Trust Deed and has the same rights and assumes the same obligations as if it were a party to the Security Trust
Deed as a Beneficiary; and
3)
each reference in the Security Trust Deed to “Beneficiary” includes a reference to the
New Beneficiary.

3.
Acknowledgement
The New Beneficiary acknowledges:
1)
having received a copy of, and approved, the Security Trust Deed, together with all other documents and information it requires in connection with this document, before signing this document; and
2)
having provided valuable consideration for the acquisition of an interest in the
Security held under the Security Trust Deed.
4.
KYC Checks
4.1
This document is not effective until the Security Trustee confirms that it’s KYC Checks with respect to the New Beneficiary are satisfied.
4.2
The New Beneficiary must provide tot the Security Trustee all information and documents necessary for the Security Trustee to complete KYC Checks in respect of the New Beneficiary
(to the Security Trustee’s satisfaction).
5.
Notice Details
The details of the New Beneficiary for the purpose of the Security Trust Deed are as follows:
Address:
2120 West End Avenue
Nashville, TN 37203
USA
Attention: Timothy F. Logan, Global Portfolio Manager – Mining
Facsimile: 001 615.341.8583
6.
Governing law
This document is governed by the law in force in the State of Western Australia. Each party submits to the non-exclusive jurisdiction of the courts of that place and courts of appeal from them.
7.
Counterparts
This document may consist of a number of copies, each signed by one or more of the Parties.
If so, the signed copies are treated as making up the one document.
Executed as a deed and delivered on the date shown on the first page.

New Beneficiary
Signed, sealed and delivered by Caterpillar
Financial Services Corporation in the presence of:
Signature: /s/ R.J. BENNES
Name: Robert J Bennes
Capacity: Managing Director
Who warrants authority

Signature:
/s/ V.K KEMP
_________
Name of witness: Veronica K Kemp
_____________________________
Address of witness:
Seal

Security Trustee
Signed, sealed and delivered by Nedbank
Limited (acting through its Nedbank
Capital division) in the presence of:
Signature: /s/ G.L WEBBER _______
/s/ P.A VAN KERCKHOVEN
_______
Name: G.L Webber Name: P.A Van Kerckhoven
Capacity: Authorised Signatory Capacity: Authorised Signatory
Who warrants authority Who warrants authority
Signature:
/s/ A. MOOSA _______
Name of witness: Avania Moosa
135 Rivonia Road, SANDOWN, 2196, South Africa
Address of witness:
Seal